April 28, 2005

Scott D. McDowell, President
Bulldog Financial, Inc.
98 South Holman Way
Golden, CO  80401

RE:   	Bulldog Financial, Inc.
         	File No.  333-120689
        	Registration Statement on Form SB-2
	Amendment no. 1
        	Filed March 24, 2005

Dear Mr. McDowell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution

1.	Please disclose whether Mr. Lucero`s business associates or
contacts will or may be solicited in the offering. If yes, we may have further comments.

Industry

2.	Please identify the sources(s) of information provided in
this
section as previously requested. Please identify the sources of the information "accumulated by . . . management." For public sources, please name the source, identify the publication and provide the date of the publication. For non-public sources, please name the source and file the consent of the source to being named in the prospectus and to the summary attributed to the source.

Management Information Systems

3.	You refer to the cost of a software system ranging from
$10,000
to $40,000. Please explain how the system will vary according to the wide range of cost. Please describe the $10,000 system. Please explain the features of a "fully functional" system. Also, add disclosure to explain the expected impact on your business operations from spending less, rather than more, on your software system.

Government Regulation

4.	Please disclose, if true, that Colorado does not regulate
your
proposed activities beyond the notification now disclosed.

Management

5.	Please disclose the nature and extent of any activities by
Mr.
McDowell in connection with offerings of securities or the buying and selling of securities, as principal or agent for others. If none, please disclose.

Legal Matters

6.	Please provide the disclosure required by Item 509 of
Regulation
S-B as previously requested. If you do not believe Mr. Lysiak`s interest in Bulldog or his past or present connection with Bulldog is required to be disclosed under Item 509, please explain supplementally. The disclosure that has been added is not responsive to this comment. We are asking whether Mr. Lysiak was hired on contingent basis, will receive an interest in Bulldog or was a promoter or other related party of Bulldog. For example, is payment of the additional $10,000 fee contingent on the offering? Is Mr. Lysiak a promoter within the Rule 405 definition?

Financial Statements

7.	Please file an updated consent of independent accountant as
an
exhibit to your next amendment. Also, please note the financial statement updating requirements of Item 310 of Regulation S-B.

General

            As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

            Please contact David Burton at (202) 942-1808 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


Sincerely,




John Reynolds, Assistant Director

Office of Emerging Growth Companies


cc:   Conrad C. Lysiak, Esq.
          Via fax (509) 747-1770



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Bulldog Financial, Inc.
April 28, 2005
Page 3